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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

49311

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

PATRICIA DE LEON
My Commission Expires
Nov...

FILING FOR THE PERIOD BEGINNING **01/01/2021** AND ENDING **12/31/2021**
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Alterna Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5075 Westheimer, Suite 650
(No. and Street)

Houston   **Texas**   **77056**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Xavier Maza   **713-885-9843**   xmaza@alternasecurities.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EEPB, P.C.
(Name – if individual, state last, first, and middle name)

2950 North Loop West Freeway, Suite 1200 **Houston**   **Texas**   **77092**
(Address)   (City)   (State)   (Zip Code)

11/5/2003   **879**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Xavier Maza _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alterna Securities, LLC _____, as of December 31 _____, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



PATRICIA DE LEON
Notary ID #125474486
My Commission Expires
November 8, 2025

Notary Public

Signature: X. M.

Title: President

Subscribed and sworn before me, this 31st day of March 2022, a Notary Public, in and for Harris County, State of Texas

(Signature)

NOTARY PUBLIC
My Commission expires 11-08, 2025

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ALTERNA SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2021

C O N T E N T S



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Alterna Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alterna Securities, Inc. as of December 31, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alterna Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Alterna Securities, Inc.'s management. Our responsibility is to express an opinion on Alterna Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alterna Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of Alterna Securities, Inc.'s financial statements. The supplemental information is the responsibility of Alterna Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB

EEPB

We have served as Alterna Securities, Inc.'s auditor since 2013.

Houston, Texas

March 28, 2022

ALTERNA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 8,825,254
Commissions receivable	1,750,001
Receivable from related parties	314,117
Other receivable	1,038,592
Deposits held by clearing brokers, restricted	100,000
Security deposits	6,414
Prepaid and other	160,326
Federal income tax receivable	339,940
TOTAL CURRENT ASSETS	12,534,644

LONG TERM ASSETS

Property and equipment, net	189,818
Operating lease, right-of-use-asset	398,609
Deferred tax asset	150,675
TOTAL LONG TERM ASSETS	739,102
TOTAL ASSETS	$ 13,273,746

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$ 1,056,118
Revenue sharing payable	313,422
Revenue sharing payable, related party	642,920
Related party payable	447,182
Commissions payable	925,828
Current portion of operating lease liability	184,817
State income tax payable	66,339
TOTAL CURRENT LIABILITIES	3,636,626

LONG TERM LIABILITIES

Long term operating lease liability	261,966
TOTAL LONG TERM LIABILITIES	261,966
TOTAL LIABILITIES	3,898,592

STOCKHOLDER'S EQUITY

Common stock, 100 shares authorized, issued, outstanding, $0.01 par value	1
Additional paid-in capital	1,567,799
Retained earnings	7,807,354
TOTAL STOCKHOLDER'S EQUITY	9,375,154
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 13,273,746

The accompanying notes are an integral
part of this financial statement.

REVENUES

Commissions	$	11,743,174
Investment banking income		167,033
Interest income		152,003
Other income		168,336
TOTAL REVENUES		12,230,546

EXPENSES

Employee compensation and benefits	6,511,191
Clearing, execution and commission fees	1,078,086
Revenue sharing expense	1,404,857
Occupancy	255,388
Communications	79,701
Professional fees	1,138,833
Other expenses	1,731,772
TOTAL EXPENSES	12,199,828

INCOME BEFORE INCOME TAXES		30,718
INCOME TAX EXPENSE		88,501
NET LOSS	$	(57,783)

The accompanying notes are an integral
part of this financial statement.

ALTERNA SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

	Shares	Common Stock		Additional Paid-in Capital		Retained Earnings		Total
BALANCE AT DECEMBER 31, 2020	100	$	1	$	1,567,799	$	9,765,137	$	11,332,937
Net loss							(57,783)		(57,783)
Dividends	-		-		-		(1,900,000)		(1,900,000)
BALANCE AT DECEMBER 31, 2021	100	$	1	$	1,567,799	$	7,807,354	$	9,375,154

The accompanying notes are an integral
part of this financial statement.

ALTERNA SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(57,783)
Adjustments to reconcile net income to net cash		
Provided by operating activities:		
Depreciation and amortization		25,316
Net increase or decrease in assets and liabilities		
Commissions receivable		(300,000)
Receivable from related party		679,691
Other receivable		(932,313)
Prepaid and other		33,117
Deferred tax asset		(105,928)
Accounts payable and accrued expenses		(281,256)
Revenue sharing payable		208,696
Revenue sharing payable, related party		344,030
Related party payable		272,945
Commissions payable		246,548
Income tax payable		(312,896)
NET CASH USED IN OPERATING ACTIVITIES		(179,833)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(27,821)
NET CASH USED IN INVESTING ACTIVITIES		(27,821)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Dividends paid		(1,900,000)
NET CASH USED IN FINANCING ACTIVITIES		(1,900,000)
NET DECREASE IN CASH AND		
CASH EQUIVALENTS		(2,107,654)
CASH AND CASH EQUIVALENTS, beginning of year		10,932,908
CASH AND CASH EQUIVALENTS, end of year	$	8,825,254
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Income taxes paid	$	1,371,400
Interest paid	$	-

The accompanying notes are an integral
part of this financial statement.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ALTERNA SECURITIES, INC. (the "Company"), a Delaware corporation, is a wholly-owned subsidiary of Alterna Holdings, Inc. (the "Parent"). With effect from April 26, 2021, the name of the Company was changed from Actinver Securities, Inc. to Alterna Securities, Inc. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's management and administrative operations are located in Texas and related sales activities are conducted primarily in Mexico. The Company's customers are primarily individuals and institutions located throughout Mexico. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions

As an agent, in the normal course of business, the Company enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in income in the period they are incurred. There is no net realized and unrealized foreign currency loss recorded in 2021. For the purposes of reporting cash flows, the Company has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

Cash and Cash Equivalents

Money market funds and highly liquid investments, generally government obligations and commercial paper, with an original maturity of three months or less that are not held for sale in the ordinary course of business, if any, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows. From time to time, cash balances exceed federally insured limits at certain financial institutions. The Company has not incurred any losses to date regarding these balances.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Receivables

During the year, the Company received commissions for various trades of securities. Historically, the Company's management has not experienced losses collecting these commissions and believes the remainder is collectable, thus no allowance has been recorded.

Marketable Securities

Marketable securities and marketable securities sold, not yet purchased held for trading purposes are recorded at fair value. Realized and unrealized gains and losses, determined by the first-in, first-out method, are included in earnings and are presented in other income on the statement of income.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Maintenance and repairs are charged to operations as incurred.

Advertising Costs

The Company expenses advertising and marketing costs as the expenses are incurred. For the year ended December 31, 2021, the Company did not incur advertising expenses.

Security Transactions

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities are computed using the first-in, first-out method.

Income Taxes

The Company files consolidated Federal and combined state and local tax returns with its Parent company. Federal income taxes are calculated as if the company filed as a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The Company uses the asset and liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

The Company's deferred tax asset represents the tax effects of taxable temporary differences in book and tax reporting. The taxable temporary differences consist of depreciation methods and lives and the timing of the deduction for certain expenses.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Lease Accounting

The company accounts for leases under ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach.

The standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease is classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing the Company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset equals the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs.

Leases classified as a finance lease will be accounted for using the effective interest method. The lessee will amortize the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate).

NOTE 2:   REVENUE RECOGNITION

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

NOTE 2:   REVENUE RECOGNITION (Continued)

Commissions

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter ("OTC"), as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis. The following table presents the Company's total commission revenue disaggregated by investment product category for the year ended December 31, 2021:

Equities	$	1,234,533
Options		106,858
Foreign Exchange		233,042
Mutual Funds		7,898,683
OTC Stocks		2,139,303
Alternative Investments		130,755
Commission Income	$	11,743,174

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

NOTE 2:   REVENUE RECOGNITION (Continued)

The following table presents the Company's sales-based and trailing commission revenues disaggregated by product category:

Sales based		
Equities	$	1,234,533
Options		106,858
Foreign exchange		233,042
Mutual funds		244,899
OTC stocks		2,139,303
Alternative investments		130,755
Total sales-based revenue		4,089,390
Trailing		
Mutual funds	$	7,653,784
Total trailing revenue		7,653,784
Total commission revenue	$	11,743,174

Investment banking income includes revenue generated from a private placement offering which is recognized at the closing of the offering.

Interest income is earned from margin accounts and cash equivalents.

Other income primarily includes firm account revenue and gains and losses on firm investments.

NOTE 3:   TRANSACTIONS WITH CLEARING BROKER-DEALER

The Company's clearing broker-dealer is a national United States clearing broker-dealer. The agreement with the clearing broker-dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker-dealer.

NOTE 4:   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital and net capital requirements of $5,357,141 and $259,906 respectively. The Company's net capital ratio was 0.73 to 1.

NOTE 5:   PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following at December 31, 2021:

Leasehold improvements	$	258,107
Telephone equipment		81,531
Computer equipment		345,011
Office furniture		289,416
Office equipment		23,464
		997,529
Accumulated depreciation and amortization		(807,711)
Property and equipment, net	$	189,818

Depreciation and amortization expense for the year ended December 31, 2021 was $25,316.

NOTE 6:   RELATED PARTY TRANSACTIONS

On January 1, 2005, the Company entered into a revenue sharing agreement (the Agreement) with Actinver Casa de Bolsa, SA de CV ("Actinver Casa de Bolsa"), a related party. The Agreement requires the Actinver Casa de Bolsa to receive 20%, of commissions charged and received, net of reasonable expenses, to the referred clients' accounts for the handling and execution of securities transactions by the Company. As of June 1, 2021, this agreement was changed from 20% to 35% for existing referred clients' accounts and 50% for new referred clients' accounts. The total amount incurred under the Agreement for the year ended December 31, 2021 was $1,404,857, of which $642,290 is payable as of December 31, 2021.

On June 1, 2021, the Company entered into a trademark license agreement with Alterna Asesoria Internacional, S.A.B. de C.V. ("Alterna Asesoria Internacional"), the sole owner of the parent. The trademark license agreement requires the Company to pay 4.6% of its revenue for an exclusive license to use the "Alterna" name. The total amount incurred under the trademark license agreement for the year ended December 31, 2021 was $366,650, of which $329,985 is payable as of December 31, 2021.

From time to time the Company advances money to and receives advances from related entities. At December 31, 2021, the Company was owed $314,117 from certain related entities and owed $117,197 to other related entities.

NOTE 7:   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 is as follows:

Federal

Current tax expense	$	148,457
Deferred tax benefit		(105,928)
		42,529

State

Current tax expense		45,972
Tax expense	$	88,501

Deferred tax asset	$	190,537
Deferred tax liability		(39,862)
Deferred tax asset, net	$	150,675

The Company accounts for uncertainty in income taxes in accordance with FASB ASC 740-10, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company did not have unrecognized tax benefits as of December 31, 2021 and does not expect this to change significantly over the next 12 months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense in accordance with ASC 740-10-25. As of December 31, 2021, the Company had not accrued interest or penalties relating to uncertain tax provisions.

The Company files consolidated income tax returns with its Parent in the U.S. federal jurisdiction and state of Texas. The Company's federal income tax returns for tax years 2018 and beyond remain subject to examination by the Internal Revenue Service. The Company's Texas Gross Margin tax returns for the tax years 2018 and beyond remain subject to examination by the state of Texas.

NOTE 8:   COMMITMENTS AND CONTINGENCIES

Security Transactions

The Company executes securities transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

NOTE 8:   COMMITMENTS AND CONTINGENCIES *(Continued)*

The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2021, the Company has not recorded liabilities with regard to the right. During 2021, the Company did not pay the clearing brokers any amounts related to these guarantees. The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Legal Matters and Contingencies

The Company is subject to claims, lawsuits and other contingencies that arise primarily in the ordinary course of business. The Company has evaluated such claims including consultation with its legal counsel. For remote or reasonably possible claims, no accrual has been recorded or reflected in the accompanying financial statements. When the Company believes the claims are probable and estimable, an accrual is recorded based on the information available and guidance from legal counsel in accordance with FASB ASC 450-20-25. The Company has accrued for $265,000 of contingencies at December 31, 2021.

Other

During the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 9:   LEASES

The Company recognizes an ROU asset and a corresponding lease liability based on the present value of the future lease payments over the lease term at the commencement date. The Company remeasured the ROU liability in June 2021 when the Company amended the lease to extend the maturity date of the San Antonio lease to July 31, 2022 with fixed monthly lease payments of $7,965. In 2021, the Company recorded an increase of $55,752 to the ROU liability and ROU asset to account for the re-measurement.

NOTE 9:   LEASES *(Continued)*

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. For determining the present value of lease payments, we use the discount rate implicit in the lease when readily determinable. As most of the Company's leases do not provide an implicit rate, we use an incremental borrowing rate in determining the present value of lease payments that approximates the rate of interest we would have to pay to borrow on a collateralized basis over a similar term.

The ROU measurement was calculated using the fixed scheduled rent payments up to the maturity date of July 2022 for the office space in San Antonio and December 2024 for the office space in Houston.

The lease agreements do not contain any material residual value guarantees, renewal options or material restrictive covenants.

The Company determines if an agreement is a lease at inception. A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment (an identified asset) for a period of time in exchange for consideration.

Lease Expense

The following table presents the lease expenses as of December 31, 2021:

Operating lease expense	$	216,890
Short-term lease expense		38,498
Total lease expense	$	255,388

Other Information

The following table presents supplemental cash flow information and the weighted average rate and term for the operating leases:

Cash paid for amounts included in measurement of the lease liability:

Operating cash flows from the operating lease	$	232,317
Weighted-average remaining lease term (years)		1.47
Weighted-average discount rate		5%

NOTE 9:   LEASES *(Continued)*

Maturities

The maturity of the lease liability on an undiscounted cash flow basis and a reconciliation to the operating lease liability recognized on the statement of financial condition as of December 31, 2021:

2022	$	197,808
2023		143,798
2024		144,153
Total lease payments		485,759
Less: Interest		(38,976)
Present value of the lease liability	$	446,783
Current portion of lease obligation	$	184,817
Long-term lease obligation		261,966
Total operating lease liability	$	446,783

NOTE 10:   DEFINED CONTRIBUTION EMPLOYEE BENEFIT PLAN

The Company participates in a qualified 401(k) plan which covers all compensated employees. Employer contributions are in accordance to the "Safe Harbor" provision of the law. For the year ended December 31, 2021, the Company incurred expenses of $106,337 relating to the plan.

NOTE 11:   SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2021.   Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2021.

NOTE 12:   SUBSEQUENT EVENTS

Subsequent events were evaluated from January 1, 2022 through March 28, 2022, which is the date the financial statements were available to be issued. No reportable subsequent events were noted.

Supplemental Information

ALTERNA SECURITIES, INC.

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021

Net capital:

Total stockholder's equity	$	9,375,154
Reductions and charges:		
Nonallowable assets:		
Commissions receivable		1,750,001
Receivable from affiliate		314,117
Security deposit		6,414
Deferred taxes		150,675
Federal income tax receivable		339,940
Other		1,198,919
Property and equipment, net		189,818
Total nonallowable assets and charges, net		3,949,884
Net capital before haircuts on security positions		5,425,270
Haircuts on non-security positions		68,129
Net capital	$	5,357,141
Aggregate indebtedness		
Accounts payable and accrued expenses	$	1,056,120
Commissions payable		925,828
Revenue sharing payable		313,422
Revenue sharing payable, related party		642,920
Related party payable		447,182
Lease liability		446,783
State taxes payable		66,339
Total aggregate indebtedness	$	3,898,594
Ratio of aggregate indebtedness to net capital		0.73 to 1
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)	$	259,906
Excess net capital	$	5,097,235

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Actinver Securities, Inc. and included in the Company's unaudited Part II A Focus report filing as of December 31, 2021.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Actinver Securities, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2021 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2021.

ALTERNA SECURITIES, INC.

EXEMPTION REPORT

For the year ended December 31, 2021

I, as a member of management of Alterna Securities, Inc. (the "Company"), am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(2)(ii), (the "exemption provisions"). To the best of my knowledge and belief I state the following:

(1) I identified the exemption provisions and (2) I met the identified exemption provisions throughout the year ended December 31, 2021 without exception.

I, Xavier Maza, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _Xavier Maza_____
    DocuSigned by:
    0F91CCC286F046F...

Title: __President_____

Date: __2/23/2022 | 17:32 CST_____



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Alterna Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Alterna Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Alterna Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Alterna Securities, Inc. stated that Alterna Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Alterna Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alterna Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB

EEPB

Houston, Texas

March 28, 2022



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of Alterna Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Alterna Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Alterna Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Alterna Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Alterna Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Alterna Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

EEPB

EEPB

March 28, 2022

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001
General Assessment Reconciliation
For the fiscal year ended __12/31/2021__
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Alterna Securities, Inc.
5075 Westheimer Rd, Suite 650
Houston, Texas 77056

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristy Johnson (281) 367-0380

2. A. General Assessment (item 2e from page 2) .... $ 5,065

   B. Less payment made with SIPC-6 filed (**exclude interest**) (2,689)
   __10-21-2021__
   Date Paid

   C. Less prior overpayment applied .... (_____)

   D. Assessment balance due or (overpayment) 2,376

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum .... _____

   F. Total assessment balance and interest due (or overpayment carried forward) .... $ 2,376

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
   Total (must be same as F above) .... $ 2,376

   H. Overpayment carried forward .... $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alterna Securities, Inc.
(Name of Corporation, Partnership or other organization)

X_____
(Authorized Signature)

Dated the ____ day of _____, 20 **22** .

Designated Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 12,345,938

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   7,898,682

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   1,070,477

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)

        Total deductions   8,969,159

2d. SIPC Net Operating Revenues $ 3,376,779

2e. General Assessment @ .0015 $ 5,065

(to page 1, line 2.A.)

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